MEMORANDUM
TO:	Alberto Zapata U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	January 31, 2014
SUBJECT:	Response to Comments regarding the initial registration statement on Form N-14 for Curian Variable Series Trust (“Trust”) File No: 333-193063

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments received by telephone on January 16, 2014 regarding the Trust’s initial registration statement on Form N-14 (“Registration Statement”).

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the Registration Statement for your information.

Proxy Statement

1.	Please correct the 1933 Act registration number provided for the Trust throughout the document.

Response:                                The Registrant confirms that it has corrected the 1933 Act registration number for the Trust in all places that it has been provided in the Registration Statement.

2.	Please confirm that all missing and bracketed information will be provided in the Trust’s 497c filing.

Response:                                The Registrant confirms that all missing and bracketed information will be provided in the Trust’s 497c filing.

3.
On page 4 of the proxy statement/prospectus, the Commission Staff notes that the “Annual Operating Expenses” table includes two columns presenting pro forma annual operating expenses. Please revise the “Annual Operating Expenses” table to provide only the pro forma annual operating expenses most representative of how the fund will be managed after the merger.

Response:                                The Registrant has made the requested change.

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

4.	On pages 4 and 5 of the proxy statement/prospectus, please revise the “Expense Examples” to conform to the change requested in comment 3 above.

Response:                                The Registrant has made the requested change.

5.
On page 9 of the proxy statement/prospectus, under the section entitled “Capitalization,” please show the adjustments to net assets and shares outstanding that were used to arrive at the pro forma combined amount in the table provided in this section.

Response:                                The Registrant has made the requested change.

6.
On page 9 of the proxy statement/prospectus, under the section entitled “Capitalization,” please explain supplementally whether there will be any portfolio repositioning that is expected to occur as a result of this proposed merger.  If there will be additional costs associated with this proposed merger, such as brokerage or transaction costs, please provide an estimate of these costs and include the costs as an adjustment to the estimate in the capitalization table provided in this section.  Additionally, please show in the table how the costs would reduce the net assets of the combined fund.

Response:                                The Registrant has made the requested change.

7.	Please correct the typo on page 14 of the proxy statement/prospectus in the Sub-Adviser chart where you are describing the business experience of John Wylie.

Response:                                The Registrant has made the requested change.

8.	Please clarify in the proxy statement/prospectus what options the fund has if the proposed merger is not approved by the shareholders.

Response:                                The Registrant has made the requested change.

9.
In the Statement of Additional Information, under the section entitled “Pro Forma Financial Information,” please explain any portfolio repositioning that is expected to occur as a result of this proposed merger.  If there will be additional costs associated with this proposed merger, such as brokerage or transaction costs, please provide an estimate of these costs.  Additionally, please describe how the costs would reduce the net assets of the combined fund.

Response:                                The Registrant has made the requested change.

10.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:                                The Registrant has included the Tandy Representation Letter as a part of this response.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:           File

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721  Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

Response to Comment #4

Annual Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	TBC Fund	Nicholas Fund	Pro Forma Nicholas Fund (assuming expected operating expenses if the Reorganization is approved) 3
Management	0.90%	0.85%	0.85%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%
Other Expenses1	3.04%	1.40%	1.40%
Acquired Fund Fees and Expenses 2	0.00%	0.01%	0.01%
Total Annual Fund Operating Expenses	4.19%	2.51%	2.51%

1 “Other Expenses” for the TBC Fund and the Nicholas Fund includes an Administrative Fee of 0.20% which is payable to Curian Capital.  The amount also includes the costs associated with each Fund’s short sales on equity securities. When a cash dividend is declared on a security for which a fund holds a short position, the fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security. In addition, each Fund incurred borrowing fees related to short sale transactions.

2 Acquired fund fees and expenses are the indirect expenses of investing in other investment companies.

3  If the Plan is approved, the Combined Fund will be managed under the principal investment strategies of the Nicholas Fund.  Therefore, this representation of the pro forma expenses includes annualized amounts of dividend expense and borrowing fees related to short sales of 1.14% for the period.  This amount reflects the actual amount incurred by the Nicholas Fund for such expenses as reported in the most recent audited financial statements.  The Fund's actual dividend expense and borrowing fees on securities sold short in future periods may be significantly higher or lower than the amounts above due to, among other factors, the extent of the Fund’s short positions, the actual dividends paid with respect to the securities the Fund sells short, and the actual timing of the Fund’s short sale transactions, each of which is expected to vary over time.

Expense Examples:

This example is intended to help you compare the costs of investing in the Funds with the cost of investing in other mutual funds.  This example does not reflect fees and expenses related to the Contracts, and the total expenses would be higher if they were included.  The example assumes that:

•	You invest $10,000 in a Fund;
•	Your investment has a 5% annual return;
•	The Fund’s operating expenses remain the same as they were as of 12/31/12; and
•	You redeem your investment at the end of each time period.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Response to Comment #3

	1 Year	3 Years	5 Years	10 Years
TBC Fund	$421	$1,272	$2,138	$4,364
Nicholas Fund	$254	$782	$1,335	$2,846

Pro Forma Nicholas Fund (assuming expected operating expenses if the Reorganization is approved)	$254	$782	$1,335	$2,846

Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs.  These costs, which are not reflected in annual fund operating expenses or in the example, affect a Fund’s performance.  During the period ended December 31, 2012, the portfolio turnover rates for the TBC Fund and Nicholas Fund were 261% and 139%, respectively, of the average value of the respective Fund.

Comparison of Investment Adviser and Sub-Adviser

The following table compares the investment adviser and sub-adviser of the Nicholas Fund with those of the TBC Fund.

Acquiring Fund	Acquired Fund
Nicholas Fund	TBC Fund
Investment Adviser Curian Capital, LLC Sub-Adviser Nicholas Investment Partners, L.P.	Investment Adviser Curian Capital, LLC Sub-Adviser The Boston Company Asset Management LLC

Comparison of Investment Objectives, Policies and Strategies

The following table compares the investment objectives and principal investment policies and strategies of the Nicholas Fund with those of the TBC Fund.  The Board may change the investment objective of a Fund without a vote of the Fund’s shareholders.  For more detailed information about each Fund’s investment strategies and risks, see Appendix B.

Acquiring Fund	Acquired Fund
Nicholas Fund	TBC Fund
Investment Objective The investment objective of the Fund is to seek absolute return.	Investment Objective The investment objective of the Fund is to seek long-term capital appreciation while maintaining minimal portfolio exposure to general equity market risk.

Response to Comments #5 and #6

Capitalization

The following table shows the capitalization of each Fund as of June 30, 2013 and of the Nicholas Fund on a pro forma combined basis as of June 30, 2013 after giving effect to the proposed Reorganization on that date.   The actual net assets of the TBC Fund and the Nicholas Fund on the Closing Date will differ due to fluctuations in net asset values, subsequent purchases, and redemptions of shares.  No assurance can be given as to how many shares of the Nicholas Fund will be received by shareholders of TBC Fund on the Closing Date, and the following table should not be relied upon to reflect the number of shares of Nicholas Fund that will actually be received.

	Net Assets	Net Asset Value Per Share	Shares Outstanding
TBC Fund	200,479,058	9.84	20,380,918
Nicholas Fund	210,403,593	10.53	19,986,133
Adjustments	(51,765) (a)		(1,342,429) (b)
Pro forma Nicholas Fund – (assuming the Reorganization is approved)	410, 830,886	10.53	39, 024,622
(a)  Cost of Reorganization to be borne by Curian Capital, the TBC Fund and Nicholas Fund.   The costs and expenses relating to soliciting proxies and obtaining a consent of an independent registered public accounting firm will be borne by Curian Capital and, as a result, no adjustment to net assets has been made for these costs. The costs of the Reorganization to be borne by the TBC Fund and Nicholas Fund include the legal expenses of the Reorganization, which are estimated to be $25,000, and will be borne by the Funds on a pro-rata basis based on average daily net assets as of the Closing Date. Although it is not anticipated that the securities of the combined portfolio will be sold in material amounts following the consummation of the Reorganization in order to comply with the policies and investment practices of the Nicholas Fund, brokerage and transaction costs associated with the Reorganization are estimated to be $26,765 and will be borne by the Funds on a pro-rata basis based on average daily net assets as of the Closing Date.  This estimate may differ from the actual costs incurred due to fluctuations in net assets and potential changes to the composition of the TBC Fund before the Closing Date .  Please see “Additional Information about the Reorganization” below for more information.
(b)  The adjustment to the pro forma shares outstanding number represents a decrease in shares outstanding of the TBC Fund to reflect the exchange of shares of the Nicholas Fund.

The Reorganization provides for the acquisition of all the assets and all the liabilities of the TBC Fund by the shareholders of the Nicholas Fund.  If the Reorganization had taken place on June 30, 2013, the shareholders of the TBC Fund would have received 19, 038,489 shares of the Nicholas Fund.

After careful consideration, the Trust’s Board of Trustees unanimously approved the Plan of Reorganization with respect to the Funds.  Accordingly, the Board has submitted the Plan of Reorganization for approval by the TBC Fund’s shareholders.  The Board recommends that you vote “FOR” this Proposal.

*           *           *           *           *

ADDITIONAL INFORMATION ABOUT THE REORGANIZATION

Terms of the Plan of Reorganization

The terms of the Plan of Reorganization are summarized below. The summary is qualified in its entirety by reference to the Plan, a copy of which is attached as Appendix A.

If shareholders of the Acquired Fund approve the Plan of Reorganization, then the assets of the Acquired Fund will be acquired by, and in exchange for, shares of the Acquiring Fund and the liabilities of that Acquired Fund will be

Response to Comment #8

•	consequences to shareholders of the Acquired Fund that are Separate Accounts, in light of their tax-favored status.

•
Costs of Reorganization.  The expenses of the Reorganization will be borne by the Acquiring Fund, Acquired Fund, and Curian Capital, and no sales or other charges will be imposed in connection with the Reorganization. The costs and expenses associated with the Reorganization relating to soliciting proxies and obtaining a consent of an independent registered public accounting firm will be borne by Curian Capital, and no sales or other charges will be imposed on Contract owners in connection with the Reorganization.  The legal expenses associated with the Reorganization will be borne by the TBC Fund and the Nicholas Fund and will be borne by the Funds on a pro-rata basis based on average daily net assets as of November 30, 2013.  The expenses of the Reorganization to be borne by the TBC Fund and Nicholas Fund are estimated to be $25,000.  Based upon the net assets of the TBC Fund and the Nicholas Fund of approximately $117 million and $234 million, respectively, as of November 30, 2013, and the estimated expenses of $25,000, the TBC Fund will pay approximately $8,352 and the Nicholas Fund will pay approximately $16,648.

In summary, in determining whether to recommend approval of the Plan, the Board considered factors including (1) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of Shareholders; (2) the compatibility of the Funds’ investment objectives, investment strategies and investment restrictions, as well as shareholder services offered by the Fund; (3) the expense ratios and information regarding the fees and expenses of the Funds; (4) the advantages and disadvantages to Shareholders of having a larger asset base in the Combined Fund; (5) the relative historical performance of the Funds and similarly managed strategies; (6) the management of the Funds; (7) the federal tax consequences of the Reorganization; and (8) the costs of the Reorganization. The Board also considered alternative options available for the Acquired Fund.

For the reasons described above, the Trust’s Board of Trustees, including all of its Disinterested Trustees, determined that the Reorganization would be in the best interests of the Acquired Funds and that the interests of the Acquired Fund’s Contract owners and other investors would not be diluted as a result of effecting the Reorganization. At the Board meeting held on December 3, 2013, the Board voted unanimously to approve the proposed Reorganization and recommended its approval by Contract owners and others with beneficial interests in the Acquired Fund.

Description of Risk Factors

A Fund’s performance may be affected by one or more risk factors. For a detailed description of a Fund’s risk factors, please see Appendix B “More Information on Strategies and Risk Factors.”

Federal Income Tax Consequences of the Reorganization

The Reorganization is not expected to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), but instead will constitute a taxable sale of assets by the Acquired Fund to the Acquiring Fund.

Contract owners and other investors are urged to consult their tax advisers as to the specific consequences to them of the Reorganization, including the applicability and effect of state, local, foreign and other taxes.

Contingency Plan

If the Reorganization is not approved by shareholders, the Board will consider what actions are appropriate, including the possible extension of The Boston Company Asset Management LLC as sub-adviser for an interim period in accordance with policies the Board determines appropriate, until there is adequate time to take further action.

Response to Comment #7

Acquiring Fund	Assets	Advisory Fee (Annual Rate Based on Average Net Assets)
Nicholas Fund	$0 to $1 billion Over $1 billion	0.85% 0.80%

The Adviser selects, contracts with, and compensates sub-advisers to manage the investment and reinvestment of the assets of the Funds of the Trust. The Adviser monitors the compliance of such sub-advisers with the investment objectives and related policies of each Fund and reviews the performance of such sub-advisers and reports periodically on such performance to the Board of Trustees of the Trust.  Under the terms of each of the Sub-Advisory Agreements, the sub-adviser manages the investment and reinvestment of the assets of the assigned Fund, subject to the supervision of the Board of Trustees of the Trust.  The sub-adviser formulates a continuous investment program for each such Fund consistent with its investment objectives and policies outlined in its Prospectus.  Each sub-adviser, implements such programs by purchases and sales of securities.  Each sub-adviser regularly reports to the Adviser and the Board of Trustees of the Trust with respect to the implementation of such programs.  As compensation for its services, each sub-adviser receives a fee from the Adviser computed separately for the applicable Fund, stated as an annual percentage of the net assets of such Fund.

In addition to the investment advisory fee, the Acquiring Fund pays to Curian Capital (“Administrator”) an Administrative Fee as an annual percentage of the average daily net assets of the Fund as set forth below.

Acquiring Fund	Assets	Administrative Fee (Annual Rate Based on Average Net Assets)
Nicholas Fund	All Assets	0.20%

In return for the Administrative Fee, the Administrator provides or procures all necessary administrative functions and services for the operation of the Funds.  In addition, the Administrator, at its own expense, arranges and pays for routine legal, audit, fund accounting, custody (except overdraft and interest expense), printing and mailing, a portion of the Chief Compliance Officer costs and all other services necessary for the operation of each Fund.  Each Fund is responsible for trading expenses including brokerage commissions, interest and taxes, and other non-operating expenses.  Each Fund is also responsible for nonrecurring and extraordinary legal fees, registration fees, licensing costs, a portion of the Chief Compliance Officer costs, directors and officers insurance, the fees and expenses of the disinterested Trustees and of independent legal counsel to the disinterested Trustees.

The Sub-Adviser
The Acquiring Fund’s investments are selected by Nicholas Investment Partners, L.P., the sub-adviser.  The following table describes the Acquiring Fund’s sub-adviser, portfolio managers, and each portfolio manager’s business experience.  Information about the portfolio managers’ compensation, other accounts they manage and their ownership of securities of the Acquiring Funds is available in the Trust’s Statement of Additional Information dated April 29, 2013, as supplemented.

Acquiring Fund	Sub-Adviser & Portfolio Managers	Business Experience
Nicholas Fund	Nicholas Investment Partners, L.P. 6451 El Sicomoro Street Rancho Santa Fe, CA 92067 Portfolio Managers John Wylie Catherine Nicholas
The Fund is managed on a team basis.

John Wylie is a Partner and Portfolio Manager of Nicholas and is the lead Portfolio Manager for Convertibles and Convertible Arbitrage.  Prior to joining Nicholas in 2007, he was co-founder and Co-Chief Investment Officer of CapitalWorks Investment Partners where he was the lead portfolio manager for Convertible Arbitrage and Micro-Cap strategies.  Previously Mr. Wylie was President of Nicholas-Applegate

Response to Comment #7  (Continued)

Acquiring Fund	Sub-Adviser & Portfolio Managers	Business Experience
Nicholas Fund	Nicholas Investment Partners, L.P. 6451 El Sicomoro Street Rancho Santa Fe, CA 92067 Portfolio Managers John Wylie Catherine Nicholas
 Mutual Funds and Chief Investment officer of their Investor Services Group.  Before joining Nicholas-Applegate in 1987, he worked with Metropolitan Life Insurance Company for six years .  Mr. Wylie earned a B.A. in American Studies, cum laude, from Amherst College.

Catherine C. Nicholas is the Managing Partner, Chief Investment Officer, and co-founder of Nicholas.  She leads the investment team at Nicholas and is responsible for the strategic development and day-to-day implementation of investment research, stock selection, portfolio management, and risk management processes.  Prior to founding Nicholas, she served as the Global Chief Investment Officer of Nicholas Applegate until the firm’s sale to Allianz in January 2001.  Ms. Nicholas began her investment career in 1987 as an analyst at Nicholas Applegate.  She earned a B.A. in Business Administration, cum laude, and her MBA with a concentration in finance the University of Southern California.

Additional Information

Distribution Arrangements
The Trust has adopted, in accord with the provisions of Rule 12b-1 under the 1940 Act, a Distribution Plan (“Plan”).  The Board of Trustees, including all of the Independent Trustees, must approve, at least annually, the continuation of the Plan.  Under the Plan, each Fund will pay a Rule 12b-1 fee at an annual rate of up to 0.25% of the Fund’s average daily net assets attributed to interests, to be used to pay or reimburse distribution and administrative or other service expenses with respect to interests.  Jackson National Life Distributors LLC (the “Distributor”), as principal underwriter, to the extent consistent with existing law and the Plan, may use the Rule 12b-1 fee to reimburse fees or to compensate broker-dealers, administrators, or others for providing distribution, administrative or other services.

The Distributor also has the following relationships with the sub-advisers and their affiliates.  The Distributor receives payments from certain of the sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred, and the level of the sub-adviser’s participation.  A brokerage affiliate of the Distributor participates in the sales of shares of retail mutual funds advised by certain of the sub-advisers and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds.  In addition, the Distributor acts as distributor of the Contracts issued by the Insurance Companies.

Payments to Financial Intermediaries
Only Separate Accounts, registered investment companies, and qualified and certain non-qualified plans of the Insurance Companies may purchase shares of the Acquiring Fund.  If an investor invests in the Fund under a Contract or a plan that offers a Contract as a plan option through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and the salesperson to recommend the Fund over another investment.

Response to Comment #9

PRO FORMA FINANCIAL INFORMATION

Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund merging into Curian/Nicholas Convertible Arbitrage Fund

The unaudited pro forma information provided herein should be read in conjunction with the annual reports and semi-annual reports of Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund (“TBC Fund”) and Curian/Nicholas Convertible Arbitrage Fund (“Nicholas Fund”) dated December 31, 2012 and June 30, 2013, respectively.  All of the shareholder reports are on file with the SEC and are available at no charge.

The unaudited pro forma information set forth below for the twelve months ended June 30, 2013 is intended to present supplemental data as if the proposed Reorganization of TBC Fund (the “Acquired Fund”) into Nicholas Fund (the “Acquiring Fund”) (collectively, the “Funds”) had occurred as of July 1, 2012. The Reorganization is intended to consolidate the Acquired Fund with a similar fund advised by Curian Capital LLC (“Curian” or “Funds Management”). The Acquiring Fund is advised by Curian and sub-advised by Nicholas Investment Partners, L.P.   Subject to shareholder approval, the Reorganization is expected to be effective as of the close of business on April 25, 2014, or on a later date the Trust decides upon (the “Closing Date”).

The Reorganization provides for the acquisition of all the assets and all the liabilities of the Acquired Fund by the Acquiring Fund, in a taxable exchange for shares of the Acquiring Fund at net asset value. Following the Reorganization, the Acquiring Fund will be the accounting and performance survivor. As a result of the Reorganization, shareholders of the Acquired Fund would become shareholders of the Acquiring Fund.

The costs of the Reorganization will be borne by Curian, the Acquired Fund and the Acquiring Fund.   The costs and expenses associated with the Reorganization relating to soliciting proxies and obtaining a consent of an independent registered public accounting firm will be borne by Curian, and no sales or other charges will be imposed on Contract owners in connection with the Reorganization.  The legal and tax expenses associated with the Reorganization will be borne by the Acquired Fund and the Acquiring Fund on a pro-rata basis based on average daily net assets as of the Closing Date.  Had the transaction closed on November 30, 2013 and based upon the net assets of the Acquired Fund and the Acquiring Fund of approximately $117 million and $234 million, respectively, as of that date , and the estimated legal and tax expenses of $25,000, the Acquired Fund would have paid approximately $8,352 and the Acquiring Fund would have paid approximately $16,648.  The expenses to be borne by Funds Management do not include any brokerage or other transaction expenses incurred by the Funds in connection with the Reorganization, which will remain the responsibility of the Funds.   Although it is not anticipated that the securities of the combined portfolio will be sold in material amounts following the consummation of the Reorganization in order to comply with the policies and investment practices of the Acquiring Fund, brokerage and transaction costs associated with the Reorganization are estimated to be $26,765 and will be borne by the Funds on a pro-rata basis based on average daily net assets as of the Closing Date.  Had the transaction closed on November 30, 2013 and based upon the net assets of the Acquired Fund and the Acquiring Fund of approximately $117 million and $234 million, respectively, as of that date, the estimated legal and tax expenses of $25,000, and the estimated brokerage and transaction costs of $26,765, the Acquired Fund would have paid approximately $17,293 and the Acquiring Fund would have paid approximately $34,472.  This estimate may differ from the actual costs incurred due to fluctuations in net assets and potential changes to the composition of the Acquired Fund before the Closing Date.

The Funds have the same adviser, administrator, distributor, fund accounting agent and custodian. Each service provider has entered into an agreement with Curian which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund.

As of June 30, 2013, the net assets of the Acquired Fund and the Acquiring Fund were $200,479,058 and $210,403,593, respectively. The net assets of the pro forma combined fund as of June 30, 2013 would have been $410, 830,886 had the Reorganization occurred on that date.  The actual net assets of the Acquired Fund and the Acquiring Fund on the Closing Date will differ due to

Response to Comment #9(Continued)

fluctuations in net asset values, subsequent purchases, and redemptions of shares.  No assurance can be given as to how many shares of the Acquiring Fund will be received by shareholders of the Acquired Fund on the Closing Date .

On a pro forma basis for the twelve months ended June 30, 2013, the proposed Reorganization would result in an decrease of $174,516 in advisory fees had the Reorganization occurred on July 1, 2012.  There is no impact to administration fees and other operating expenses had the Reorganization occurred on July 1, 2012. No significant accounting policies will change as a result of the proposed reorganization, specifically, policies regarding valuation and Subchapter M compliance.

The proposed Reorganization is not expected to be a taxable event for federal income tax purposes for Contract owners. Although the Reorganization will be a taxable transaction for the Funds, the Reorganization is not expected to result in any material adverse federal income tax consequences to the shareholders of the Acquired Fund that are Separate Accounts, in light of their tax-favored status. The aggregate tax basis of the Acquiring Fund shares received by the shareholders of the Acquired Fund will be equal to the fair market value of those shares on the date they are distributed.

If the Reorganization is consummated, the combined Acquiring Fund would seek to continue to qualify as a regulated investment company, if such qualification is in the best interests of shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Code, and make distributions of substantially all of its investment company taxable income and any net realized capital gains (after reduction for capital loss carryforwards) sufficient to relieve it from all, or substantially all, federal income taxes.

As of June 30, 2013, the Acquired Fund and the Acquiring Fund had estimated net capital loss carryforwards, which are available to offset future, realized capital gains expiring as follows:

	Short Term Capital Losses	Long Term Capital Losses
Acquired Fund	$2,263,815	$0
Acquiring Fund	$0	$0

Under the Regulated Investment Company Modernization Act of 2010, the Acquiring Fund will be permitted to carryforward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Capital losses that are carried forward will retain their character as either short-term or long-term capital losses.